ORKLA
www.orkla.com
P.O. Box 423 Skøyen, NO-0213 Oslo Tel.: +47-22 54 40 00 E-mail: info@orkla.no

Ref.: SVP Communications Ole Kristian Lunde Tel.: +47-2254 4431
SVP Investor Relations Rune Helland Tel.: +47-2254 4411

Date: 6 May 2008

Robust operations – profit affected by special items

Operating profit (EBITA)[1] ended at NOK 1.1 billion, down from NOK 1.5 billion in 2007. The negative difference in profit is largely attributable to certain special items related to Elkem. Orkla Brands was largely able to compensate for higher raw material costs in the quarter, and the merger of Sapa's and Alcoa's aluminium profile operations and Elkem Solar's major building project are both on schedule.

"Orkla Brands is now showing profit improvements as a result of the action plan. However, we are still seeing rising raw material costs, which will have to be offset by further price hikes. The Sapa-Alcoa merger process is proceeding as planned, and Elkem Solar is still aiming to make its first deliveries towards the end of the year," says President and CEO Dag J. Opedal.

Orkla's first-quarter operating revenues totalled NOK 16.9 billion (up from NOK 13.9 billion in 2007). A significant part of the increase in the Group's operating revenues (but also slightly lower operating margin) is explained by the merged profile business (Sapa/Alcoa).

Orkla Brands, Sapa and Borregaard all posted satisfactory performances. Elkem's energy trading business realised a loss in 2008, in contrast with particularly high gains in 2007. As expected, profit from the primary aluminium business was negatively impacted by a weak USD and hedging losses. Furthermore, costs expensed for Elkem Solar's new plant were NOK 50 million higher than last year.

Orkla Associates' contribution to Group profit was lower than last year. REC (Renewable Energy Corporation, in which Orkla owns a 39.73 per cent stake) reported slightly lower profit than last year. In addition its contribution to Orkla's profit in 2007 was boosted by a gain on a sale of shares. Jotun (in which Orkla owns 42.5 per cent) maintained its positive trend from 2007.

Pre-tax profit in the first quarter amounted to NOK 881 million (NOK 3,505 million). Realised portfolio gains and proceeds from the sale of other financial assets were particularly high in the first quarter of 2007, which explains the year-on-year difference of approximately NOK 2 billion.

[1] EBITA: Operating profit before amortisation, restructuring and significant impairment charges

In a weak stock market, Orkla's Financial Investments area reported a return of -7.2 per cent, compared with -13.3 per cent for the Morgan Stanley Nordic Index and -16.1 per cent for the Oslo Stock Exchange Benchmark Index.

----///----

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.–31.3. 2008	1.1.–31.3. 2007	1.1.–31.12. 2007
Operating revenues	**16,944**	13,888	63,867
Operating expenses	**(15,355)**	(11,955)	(56,729)
Depreciations and write-downs property, plant and equipment	**(527)**	(466)	(2,026)
Amortisation intangible assets	**(57)**	(58)	(230)
Restructuring and significant impairments	**0**	0	(814)
Operating profit	**1,005**	1,409	4,068
Profit from associates	**179**	352	848
Dividends	**88**	240	1,076
Gains and losses/write-downs Share Portfolio	**(295)**	881	3,627
Financial items, net	**(96)**	623	440
Profit before taxes	**881**	3,505	10,059
Taxes	**(194)**	(666)	(1,614)
Profit for the period	**687**	2,839	8,445
Minority interests' share of profit	**52**	35	46
Profit attributable to equity holders	**635**	2,804	8,399
Profit before tax, Industry division	**990**	2,000	4,579
Profit before tax, Orkla Financial Investments	**(109)**	1,505	5,480
Earnings per share (NOK)	**0.6**	2.7	8.2
Earnings per share diluted (NOK)	**0.6**	2.7	8.1
Earnings per share diluted (NOK)[1]	**0.7**	2.7	9.0

[1] Excl. amortisation, restructuring and significant impairment charges and discontinued operations.

Facts and background at www.orkla.com. Illustrations: Go to www.orkla.com, News / Illustrations. Here you can download the Orkla logo, pictures of management, head office etc.

ORKLA



Robust operations

1st quarter results 2008
6 May 2008

Agenda

- The Orkla Group — Roar Engeland, EVP Orkla Financial Investments
  - Highlights and financial performance
- Business Area Review
  - Orkla Brands
  - Orkla Aluminium Solutions
  - Borregaard
  - Orkla Associates
  - Orkla Financial Investments
- Elkem — Helge Holen, CEO Elkem
- Q & A

ORKLA

Robust operations – Profit affected by special items in Elkem

- Profit growth for Orkla Brands
  - Positive impact from action plan
- Satisfactory performance from Sapa in challenging markets
- Elkem Solar's silicon quality confirmed
- Elkem negatively impacted by loss on energy trading and aluminium hedges
- Share Portfolio -7.2 %, compared to MSNI -13.3 %
- Financial arrangement between Orkla and Q-Cells terminated

ORKLA

Change in EBITA from Q1-07 to Q1-08


1467
+24
-319
-183
Energy trading
Primary Aluminium
-86
Elkem Solar
-50
- 95
-15
1062
Q1-07
Orkla Brands
Elkem items
Orkla Financial Investments
Other
Q1-08

All figures in NOK million

ORKLA

Group income statement Q1-08

Key figures *in NOK million*

1 Jan - 31 Mar	2008	2007	Change
Operating revenues	16 944	13 888	22 %
EBITA	1 062	1 467	-28 %
Amortisation intangibles	-57	-58	
Restructuring and significant impairment	0	0	
EBIT	1 005	1 409	
Associates	179	352	
Dividends	88	240	
Gains and losses/write-downs Share Portfolio	- 295	881	
Net financial items	- 96	623	
Profit before tax	881	3 505	-75 %
Taxes	-194	-666	
Profit for the period	687	2 839	
Minority interests' share of profit for the year	52	35	
Profit attributable to equity holders	635	2 804	
Earnings per share diluted (NOK)*	0.7	2.7	

* Excluding amortisation, restructuring and significant impairment and discontinued operations

ORKLA

Financial items – special issues

in NOK million

1 Jan - 31 Mar	Change vs Q1-07
Realised gains/Write-downs, Share Portfolio	-1 176
One-off gains in Q1-07	- 842
Termination of put options in REC	61

- Write-downs brought a net loss of NOK 295 million on the Share Portfolio
  - Gain of NOK 881 million in Q1-07
- Several substantial gains boosted last year's financial results
  - Mecom NOK +311 million
  - Fornebu NOK +261 million
  - Share of gain on Q-Cells' sale of REC shares NOK +270 million
- Agreement signed with Q-Cells to cancel REC options
  - Net value as of 31.12.2007 was NOK 67 million – recognised as income in Q1-08
  - Recognition of imputed income was NOK 6 million in Q1-07

ORKLA

Q1 - Solid balance sheet

• Equity ratio	55.4 %
• Net gearing	0.3
• Market value Share Portfolio	17,141 MNOK
• Net interest-bearing debt	18,628 MNOK

ORKLA

ORKLA

Business Area Review




GRANDIOSA
Speltpizza!


Potet
CHIPS
100%
SALT & PEPPER

Orkla Brands


MOPP
SYSTEM

ORKLA

Positive impact from action plan
(EBITA 12 month rolling)


NOK million
2 600
2 400
2 200
2 000
1 800
1 600
1 400
1 200
Q1-02
Q3-02
Q1-03
Q3-03
Q1-04
Q3-04
Q1-05
Q3-05
Q1-06
Q3-06
Q1-07
Q3-07
Q1-08
Q3-08

ORKLA

Orkla Brands – Profit growth

- Underlying top line growth +5 %
- Profit growth mainly due to action plan
  - Structural changes
  - Price increases
  - Q1 last year was negatively impacted by NOK 20 million in one-off costs
- Improved performance from continued business
- Challenging market conditions in Russia for Orkla Brands International

Orkla Brands
in NOK million

1 Jan - 31 Mar	2008	2007	Change
Revenues			
Orkla Brands	**5 361**	**5 285**	**1 %**
Orkla Foods Nordic	2 293	2 207	4 %
Orkla Brands Nordic	1 859	1 990	-7 %
Orkla Brands International	526	484	9 %
Orkla Food Ingredients	780	701	11 %
Eliminations	- 97	- 97	
EBITA			
Orkla Brands	**492**	**468**	**5 %**
Orkla Foods Nordic	160	152	5 %
Orkla Brands Nordic	327	309	6 %
Orkla Brands International	- 27	- 22	-23 %
Orkla Food Ingredients	32	29	10 %
EBITA margin	**9.2 %**	**8.9 %**	

11 First quarter 2008 - Orkla Brands

ORKLA

Action plan proceeding as planned

1) Price increases in line with Q1 raw material cost increases
   - Further price increases will be implemented due to continued hike in raw material prices and labour cost

2) International operations
   - Divestments/restructuring of unprofitable companies
   - Further structural measures in Central- and Eastern Europe in progress
   - Challenging market conditions in Russia for Orkla Brands International

3) Bread and bakery operations in Norway
   - Challenge is ongoing. Strengthened cost reduction scheme run parallel with business re-modelling

12 First quarter 2008 - Orkla Brands

ORKLA



Orkla Aluminium Solutions

ORKLA

Restructuring on track in difficult markets

- Lower margins due to
  - Dilution effect from consolidation of Alcoa figures
  - Weaker markets in North America and Europe
  - Sapa Profiles start-up cost NOK 40 million in Q1
- Q1 affected by positive one-offs compared to Q4-07:
  - Positive seasonal effects (NOK 50 million)
  - Lower one-off costs (NOK 20 million)
  - Volume carryover from Q4-07
    - Positive EBITA swing effect NOK 60 million
- Continued strong performance for Sapa Heat Transfer and Building System

Orkla Aluminium Solutions
In NOK million

1 Jan - 31 Mar

Revenues	2008	2007	Change
Orkla Aluminium Solutions	7 432	4 653	60 %
Sapa Profiles	5 961	3 205	86 %
Sapa HT and BS	1 754	1 778	-1 %
Eliminations	- 283	- 330	
EBITA			
Orkla Aluminium Solutions	343	350	-2 %
Sapa Profiles	200	222	-10 %
Sapa HT and BS	143	128	12 %
EBITA margin	4.6 %	7.5 %	

ORKLA

Q2 expected to be affected by:

- Weaker profile markets compared with Q1-08 and Q2-07 expected, both for U.S. and Europe
  - US market expected to drop 10 % in 2008
- Continued strong demand for Heat Transfer
- Start-up/integration costs for Sapa Profiles
  - NOK 40-50 million per quarter in 2008



ORKLA



Borregaard

ORKLA

Borregaard – Improved profitability

- Specialty Cellulose benefits from favourable market conditions for textile cellulose
- Weaker USD and higher costs for wood, chemicals and energy hamper profitability in Chemicals
- Stable result from energy operations

Borregaard
in NOK million

1 Jan - 31 Mar

Revenues	2008	2007	Change
Borregaard	1 216	1 145	6 %
Energy	62	47	32 %
Chemicals	1 207	1 142	6 %
Eliminations	- 53	- 44	
EBITA			
Borregaard	102	91	12 %
Energy	25	29	-14 %
Chemicals	77	62	24 %
EBITA margin	8.4 %	7.9 %	

ORKLA



Orkla Associates

ORKLA

Orkla Associates

REC
in NOK million

1 Jan - 31 Mar	2008	2007	Change
Revenues	1 771	1 616	10 %
EBITDA	742	869	-15 %
EBIT	579	737	-21 %
Profit before tax*	327	634	-48 %

- Revenue growth of 10 per cent.
- EBITDA declined by 15 per cent, mainly due to higher expansion cost and currency translation effects
- NOK 2 billion wafer contract signed with existing wafer customer in April.

Jotun
in NOK million

1 Jan - 31 Mar	2008	2007	Change
Revenues	2 259	2 072	9 %

- Growth in both operating revenues and operating profit
- Continued high activity within ship construction and oil-/gas-related projects
- Strong construction sector in the Middle East

* Adjusted for change in accounting principles for financial items

ORKLA




Orkla Financial Investments

ORKLA

Orkla Financial Investments



Portfolio OSEBX MSCI Nordic S&P 500
20.6 %
17.1 %
15.6 %
5.9 %
2004-2007
08
-7.2 %
-16.1 %
-13.3 %
-9.4 %

Gains and dividends *in NOK million*

2008	**1 Jan - 31 Mar**
Unrealised gains	-1 078
Net gains and losses	- 274
Change in fair value of associates	- 21
Dividend received	87
Tax and interest	83
Change in net asset value	**-1 203**
Market value Share Portfolio	17 141
Unrealised gains before tax	2 732

ORKLA



Elkem

Helge Holen
CEO Elkem

ORKLA

Elkem – Weak result compared to last year, but positive development in main markets

- Primary Aluminium result hampered by weakened USD, higher costs and aluminium hedges
- EBITA from Elkem Energy trading down NOK 183 million
- Increased capacity utilisation following strong market growth for silicon-related operations
- Elkem Solar proceeding according to plan

Elkem
in NOK million

1 Jan - 31 Mar

Revenues	**2008**	**2007**	**Change**
Elkem	**2 708**	**2 433**	**11 %**
Energy	442	320	38 %
Primary Aluminium	643	704	-9 %
Silicon-related	1 866	1 551	20 %
Eliminations	- 243	- 142	
EBITA			
Elkem	**217**	**531**	**-59 %**
Energy	104	244	-57 %
Primary Aluminium	37	123	-70 %
Silicon-related excl. solar	153	191	-20 %
Elkem Solar	- 77	- 27	
EBITA margin	**8.0 %**	**21.8 %**	

ORKLA

Primary Aluminium –
Good foundation for future profitability

- Metal hedges hamper profit temporarily
  - Loss on metal hedges NOK 61 million in Q1
  - Unrealised hedge loss of NOK 973 million, mainly in 2008-2010
- Negative EBITA effect of NOK 37 million vs. last year due to weakened NOK/USD
- New power contract gives negative effect on EBITA of NOK 35 million
- Foundation for future profitability
  - Favorable power contract with Vattenfall through 2019
  - New alumina contracts from 2007 secured through 2019

EBITA per quarter - Primary Aluminium


160
140
120
100
80
60
40
20
0
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
Q1
2005
2006
2007
2008

Unrealised losses on metal hedge (MNOK)

As per 1.4.08: LME 3M, 2 990, NOK/USD: 5,13


2008
2009
2010
2011
0
-100
-200
-300
-400
-289
-372
-248
-64

ORKLA

Elkem Energy –
Lower result due to weak trading

- EBITA at NOK 104 million vs. NOK 244 million last year
- EBITA from Energy trading at NOK -54 million versus NOK 129 million last year
- 600 GWh/year from Sauda hydro power expansion to start up on schedule in Q3-08
- Statkraft court case decision reduces Sauda expansion investment costs by NOK 210 million

EBITA per quarter - Energy



350
300
250
200
150
100
50
0
Q1 Q2 Q3 Q4
2005
Q1 Q2 Q3 Q4
2006
Q1 Q2 Q3 Q4
2007
Q1
2008

ORKLA

Silicon-related
Good price growth in main markets

- Most silicon metal contracts are long-term with market price adjustments
- Strong production base on Iceland gives very competitive cost position in ferrosilicon and foundry products
  - FSM production at Bjølvefossen is being moved to Iceland
- Elkem has the number one position in the global foundry product market
  - Prices expected to increase
- Ramp-up of additional Salten furnace in May increases annual capacity by 20.000 MT/year

Ferrosilicon price - CRU Europe [EUR/Mt]



1 500
1 000
500
0
jan 06
apr 06
jul 06
okt 06
jan 07
apr 07
jul 07
okt 07
jan 08
apr 08

Silicon price - CRU Europe [EUR/Mt]



3 000
2 000
1 000
0

ORKLA

Elkem Solar -
A break-through Solar Grade Silicon production process...



Metallurgical silicon → Slag treatment → Leaching → Solidification → Post treatment

- In-house production only
- Based on Elkem's core competencies

- Three sequential purification steps designed to reduce the level of impurities for critical elements
- Largely based on Elkem's core competencies in high temperature processes, process and equipment design

- Ingots cleaned and sawed into bricks of ~10 kg
- Quality control

* Low power consumption enables total cost below USD 20/kg
* Technology uncertainty reduced through systematic verification program

Cell efficiency on par with polysilicon

- Efficiency from Elkem Solar Silicon at Q-Cells is on par with polysilicon
- Promising results from high efficiency cells – aiming for above 18% efficiency
- Typical impurity levels produced at our industrial demo plant:
  - P: 1,5 ppmw
  - B: 0,4 ppmw
  - Total metallics: < 30 ppmw

Cell efficiency (%) of cells made of Elkem Solar Silicon (ESS) vs polysilicon at UKON*



18
16
14
12
10
8
6
4
2
0
Reference 100% poly
65% ESS
75% ESS
100% ESS

* *University of Konstanz*

Construction project on schedule



ORKLA

Coming events

7 May 2008	Dividend payment
13 August 2008	Second quarter 2008 results
31 October 2008	Third quarter 2008 results

ORKLA

ORKLA

Appendix

Balance sheet 31 Mar 2008

Key figures *in NOK million*

	31.03.2008	31.12.2007
Intangible assets	16 468	16 626
Property, plant and equipment	22 656	21 481
Financial non-current assets	15 198	14 999
Non-Current assets	**54 322**	**53 106**
Inventories	8 686	8 533
Receivables	12 489	12 628
Share Portfolio etc.	17 191	17 559
Cash and cash equivalents	3 784	2 966
Current assets	**42 150**	**41 686**
Total assets	**96 472**	**94 792**
Paid-in equity	1 990	2 002
Earned equity	48 825	50 661
Minority interests	2 638	2 601
Equity	**53 453**	**55 264**
Provisions	5 914	6 142
Non-current interest-bearing liabilities	18 336	16 093
Current interest-bearing liabilities	4 186	3 188
Other current liabilities	14 583	14 105
Equity and liabilities	**96 472**	**94 792**
Equity to total assets ratio	55,4 %	58,3%
Net gearing	0,3	0,3

ORKLA

Cash flow 31 Mar 2008

Key figures *in NOK million*

1 Jan - 31 Mar	2008	2007
Industry division:		
Operating profit	1 021	1 330
Amortisations, depreciations and write-downs	576	521
Changes in net working capital	- 387	- 445
Net replacement expenditure	- 384	- 309
Cash flow from operations	**826**	**1 097**
Financial items, net	- 275	105
Cash flow from Industry division	**551**	**1 202**
Cash flow from Financial Investments	**473**	**358**
Taxes paid and miscellaneous	- 444	- 559
Cash flow before capital transactions	**580**	**1 001**
Dividends paid and share buybacks	- 681	- 8
Cash flow before expansion	**- 101**	**993**
Net expansion	-1 124	-5 406
Net purchases/sales portfolio investments	-1 055	- 460
Net cash flow	**-2 280**	**-4 873**
Currency translation net interest-bearing debt	- 170	231
Change in net interest-bearing debt	**2 450**	**4 642**
Net interest-bearing debt	**18 628**	**16 062**

ORKLA

Largest holdings in the Share Portfolio

Market value *in NOK million*

per 31 Mar 2008

Principal holdings	Industry	Market value	Share of portfolio (%)	Share of equity (%)
Fast Search	Systems Software	969	5.7	15.2 %
Tomra	Industry	921	5.4	14.5 %
Hennes & Mauritz	Retailing	704	4.1	0.3 %
DnB NOR	Bank	560	3.3	0.5 %
Rieber & Søn	Food	559	3.3	15.6 %
Vimpelcom	Telecommunication	557	3.2	0.3 %
StatoilHydro	Energy	420	2.4	0.1 %
Amer Group	Consumer Goods	409	2.4	5.5 %
Scandinavian Property Dev.	Real estate	405	2.4	18.1 %
Nokian Renkaat	Automobiles & Components	359	2.1	1.3 %
Total principal holdings		5 862	34.2	
Market value of entire portfolio		17 141		

ORKLA

Share Portfolio key figures

Key figures *in NOK million*

	31 Mar 08	31 Dec 07	Change 08
Market value portfolio	17 141	17 513	- 372
Unrealised gains before tax	2 732	3 810	-1 078
Share of portfolio invested			
- outside Norway	53 %	55 %	-2 % pts
- in listed companies	84 %	85 %	-1 % pts

ORKLA

Currency translation effects

in NOK million

Revenues	Q1-08
Orkla Brands	-117
Orkla Aluminium Solutions	-504
Elkem	-54
Borregaard	-35
Total	**-710**

EBITA	Q4-07
Orkla Brands	-3
Orkla Aluminium Solutions	-17
Elkem	-8
Borregaard	-5
Total	**-33**

ORKLA

Financial items

ORKLA

Net financial items

in NOK million

1 Jan - 31 Mar	2008	2007	Full year 2007
Net interest expenses	-177	-146	-704
Currency gain/loss	14	16	32
Other financial items, net*	67	753	1 112
Net financial items	**-96**	**623**	**440**

** Reference is made to slide 6 for further details*

ORKLA

Net gearing 0.3 per 31 Mar 2008


NOK billion
Net gearing
60
54
48
42
36
30
24
18
12
6
0
-6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
1Q 08
Equity
Net interest-bearing liabilities
Net gearing

ORKLA

Debt maturity profile 31 Mar 2008



NOK million
Average maturity
5.1 years
6 000
5 000
4 000
3 000
2 000
1 000
0
2008
2009
2010
2011
2012
2013
2014
2015
2017-
Drawn amounts
Unutilised credit facilities

ORKLA

Funding Sources 31 Mar 2008



Unutilised credit facilities 31 %
Bonds and CPs 30 %
9.2
11.7
Banks 39 %

Figures in NOK billion

ORKLA

ORKLA

THE FIRST QUARTER IN BRIEF

- Orkla's first quarter operating profit (EBITA) totalled NOK 1,062 million (NOK 1,467 million)[1].
- Orkla Brands achieved profit growth in the first quarter. Most of the companies compensated for the rise in raw material prices in the quarter by raising prices.
- Orkla Aluminium Solutions reported a satisfactory quarter despite challenging markets, particularly in the US. The integration of Alcoa's extrusion business is proceeding as planned, while Heat Transfer & Building System continued to perform well.
- In Orkla Materials, Elkem posted considerably lower profit than last year. This is primarily due to financial losses on energy trading in the first quarter of 2008, contrary to the high gain realised last year, and continued weak results from Elkem Aluminium. Elkem Solar is pursuing its project plan and start-up is expected towards the end of the year.
- Orkla Associates' contribution to Group profit was lower than last year. REC's profit for the first quarter ended at somewhat lower than in 2007, besides which REC's contribution to Orkla's profit in the first quarter of 2007 was boosted by gains on sales of shares. Jotun continued the positive performance trend it achieved in 2007.
- Partly due to weak stock markets, the return on the Share Portfolio in the first quarter was -7.2 %, compared with -13.3 % for the Morgan Stanley Nordic Index and -16.1 % for the Oslo Stock Exchange Benchmark Index.
- Pre-tax profit for the first quarter amounted to NOK 881 million (NOK 3,505 million)[1]. Realised portfolio gains and the sale of other financial assets were particularly high in the first quarter of 2007, which explains a difference of around NOK 2 billion.

[1] The figures in brackets refer to the corresponding period of the previous year.



KEY FIGURES FIRST QUARTER FOR THE ORKLA GROUP

	1.1.-31.3.		1.1.-31.12.
Amounts in NOK million	**2008**	**2007**	**2007**
Operating revenues	**16,944**	13,888	63,867
Operating profit (EBITA)[1]	**1,062**	1,467	5,112
Profit before taxes	**881**	3,505	10,059
Earnings per share diluted (NOK)	**0.6**	2.7	8.1
Cash flow from operations	**826**	1,097	4,443
Net interest-bearing debt	**18,628**	16,062	16,178
Equity (%)	**55.4**	57.7	58.3
Net gearing	**0.35**	0.32	0.29

[1] Before amortisation, restructuring and significant impairments

OPERATING REVENUES


NOK million
20 000
16 000
12 000
8 000
4 000
0
13 888
14 049
17 795
18 135
16 944
1Q07
2Q07
3Q07
4Q07
1Q08

EBITA*


NOK million
1 800
1 200
600
0
1 467
1 194
1 232
1 219
1 062
1Q07
2Q07
3Q07
4Q07
1Q08

* EBITA = Operating profit before amortisation, restructuring and significant impairments.

FIRST QUARTER 2008

More information about Orkla is available at **www.orkla.com/ir**

THE GROUP

Orkla's first-quarter operating revenues totalled NOK 16,944 million (NOK 13,888 million)[1]. A substantial part of the revenue growth is ascribable to the consolidation of Alcoa's extrusion operations into Orkla Aluminium Solutions. However, all the other segments, except for Elkem Aluminium, reported an underlying[2] rise in operating revenues.

The Norwegian krone was significantly stronger in the first quarter of 2008 than in the same period of last year, particularly measured against the USD, but also against euro-related currencies. This has resulted in a negative currency translation effect of NOK -710 million on operating revenues.

First-quarter EBITA was NOK 1,062 million (NOK 1,467 million)[1]. Orkla Brands, Orkla Aluminium Solutions and Borregaard all reported a satisfactory performance, and the negative difference in profit is largely explained by certain special items. Elkem Energy's trading operations are naturally subject to some volatility and profit may vary considerably from one quarter to the next. In the first quarter of 2008 the business realised a loss, while it posted substantial gains in the first quarter of 2007. In total, this resulted in a drop in profit of NOK -183 million compared with last year. Costs expensed for Elkem Solar totalled NOK 77 million in 2008 compared with NOK 27 million last year. Elkem Aluminium's profit will be squeezed for some time by higher costs and a weak USD against the NOK, while the prices realised on aluminium sales are lower than current market prices, due to aluminium hedge contracts previously entered into. As a result of the turmoil on the financial markets, demand for Orkla Finans's products was lower at the start of 2008.

The Nordic grocery market continues to show good growth. Most of the Orkla Brands businesses have implemented price hikes that largely compensate for increases in raw material prices in the quarter. However, raw material prices continue to rise, and further price increases will be carried out. The timing of Easter has had slightly different effects on the various markets, but due to the extra selling day on account of leap year, the net effect in 2008 is viewed as virtually neutral compared with last year.

The market for Orkla Aluminium Solutions in the US is still slow, but the trend is relatively stable. The European market weakened moderately in the first quarter. Stock rundowns and a weak end to 2007 resulted in a positive timing effect on EBITA in the first quarter, amounting to approximately NOK 30 million. However, the lower number of selling days due to Easter had a somewhat negative impact. One-time costs related to the integration of Alcoa's extrusion business were charged against profit as planned.

EBITA for the Group as a whole was negatively affected by currency translation effects amounting to NOK -33 million in the quarter.

Orkla's ownership interests in REC (39.73 %) and Jotun (42.5 %) are presented according to the equity method on the line for associates. REC's contribution to Orkla's profit amounted to NOK 84 million in the first quarter, while its contribution in the first quarter of 2007 totalled NOK 289 million, including a gain of NOK 103 million on Orkla's sale of REC shares to reduce its stake to 39.73 %. REC reported first-quarter EBITDA of NOK 742 million, compared with NOK 869 million last year. Jotun's contribution to profit amounted to NOK 78 million (NOK 62 million)[1].

At quarter-end the return on the Share Portfolio was -7.2 % This compares with -13.3 % for the Morgan Stanley Nordic Index and -16.1 % for the Oslo Stock Exchange Benchmark Index. Gross gains of NOK 256 million were realised, but due to impairment charges of over NOK 500 million under IFRS, realised portfolio gains and the change in the fair value of associates amounted to a total of NOK -295 million (NOK 881 million)[1]. Dividends received for the Share Portfolio amounted to NOK 87 million (NOK 240 million)[1].

In connection with its purchase of additional shares in REC in the first quarter of 2007, Orkla issued three put options in REC to Q-Cells AG. Orkla also had certain rights in the event of selling these shares by Q-Cells. Since the end of the quarter, Orkla has signed an agreement with Q-Cells to cancel these options in return for Orkla renouncing its rights attached to the shares. At the start of the quarter, the net value of the options and rights was assessed at NOK 67 million. At quarter-end, the net value was assessed at 0, resulting in an imputed finance income of NOK 67 million in the quarter.

First-quarter finance income in 2007 was boosted by several large one-time items. The biggest of these were the sale of Mecom shares (NOK 311 million), the sale of ownership interests in real estate projects at Fornebu (NOK 261 million) and a share of the sales gain arising from Q-Cells' reduction of its shareholding in REC (NOK 270 million).

Orkla's earnings per share, diluted, were NOK 0.6 in the first quarter, while first-quarter earnings per share in 2007 were NOK 2.7, due to high realised portfolio gains and substantial finance income. After the first quarter, a tax charge of approximately 22 % has been estimated for 2008.

ORKLA BRANDS

- The high general rise in costs was compensated for partly by price increases and partly by increased volume and a positive product mix
- Further price increases will be implemented
- The new organisational model has been established

The Orkla Brands business area, which consists of the former companies Orkla Foods and Orkla Brands, was consolidated in terms of management and organisation in the first quarter. While the new business area will continue to base its strategy and organisation on a multi-local model, it aspires to achieve inter-company synergies beyond those previously available.

First-quarter operating revenues for Orkla Brands totalled NOK 5,361 million (NOK 5,285 million)[1]. Taking account of the acquisition and disposal of companies, growth was about 5 %. The fact that Easter was early this year had a negative effect in some markets and a positive effect in others, with the result that the net impact was limited. Orkla Brands reported growth in EBITA of NOK 24 million in the first quarter, of which NOK 20 million can be ascribed to a provision for costs related to the winding-up of Topp last year. The winding-up and sale of loss-making businesses, and the contribution to profit from new businesses, have also contributed positively.

[1] Excluding acquisitions, divestments and currency translation effects.

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-31.3. 2008	1.1.-31.3. 2007	1.1.-31.12. 2007
Operating revenues	**16,944**	13,888	63,867
Operating expenses	**(15,355)**	(11,955)	(56,729)
Depreciations and write-downs property, plant and equipment	**(527)**	(466)	(2,026)
Amortisation intangible assets	**(57)**	(58)	(230)
Restructuring and significant impairments	**0**	0	(814)
Operating profit	**1,005**	1,409	4,068
Profit from associates	**179**	352	848
Dividends	**88**	240	1,076
Gains and losses/write-downs Share Portfolio	**(295)**	881	3,627
Financial items, net	**(96)**	623	440
Profit before taxes	**881**	3,505	10,059
Taxes	**(194)**	(666)	(1,614)
Profit for the period	**687**	2,839	8,445
Minority interests' share of profit	**52**	35	46
Profit attributable to equity holders	**635**	2,804	8,399
Profit before tax, Industry division	**990**	2,000	4,579
Profit before tax, Orkla Financial Investments	**(109)**	1,505	5,480
Earnings per share (NOK)	**0.6**	2.7	8.2
Earnings per share diluted (NOK)	**0.6**	2.7	8.1
Earnings per share diluted (NOK)[1]	**0.7**	2.7	9.0

[1] Excl. amortisation, restructuring and significant impairments and discontinued operations.

The interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and the same accounting policies and methods of computation are followed as compared with the most recent annual financial statements.

Prices of finished products have been raised, but raw material prices are expected to continue to rise, coupled with a sharp increase in labour costs, and further price increases will be implemented. Prices on the Norwegian raw material market are also expected to rise due to the agricultural wage settlement this spring.

Several of the large Nordic businesses in Orkla Brands are showing good underlying[2] growth. Work continues on implementing structural measures in businesses in the former Eastern Europe. The situation has still not been resolved, but results from the businesses are somewhat better than in 2007. Bakers still faces challenging markets. The businesses in Russia reported lower profit in the first quarter, and further price increases will be carried out to turn this trend around.

Orkla Foods Nordic

Orkla Foods Nordic posted first-quarter operating revenues of NOK 2,293 million (NOK 2,207 million)[1]. Taking into account acquisitions and disposals, growth was around 6 %. The overall impact of the early Easter holiday is considered to have little significance for the interpretation of year-on-year figures. EBITA totalled NOK 160 million (NOK 152 million)[1]. There is good underlying[2] growth in profit in companies like Procordia, Stabburet and Felix Abba. The growing effect of price increases and several successful new launches, combined with sales campaigns focused on the basic product range, were important factors for profit growth. The launch of Grandiosa Spelt pizza was well received, and the pizza is now the second most popular variety in a growing Norwegian pizza market. The market situation is still challenging for Bakers, which posted slightly lower first-quarter profit. The company is working on adapting its business model to changed market conditions. Aggregate market shares for Orkla Foods Nordic were somewhat reduced.

Orkla Brands Nordic

Orkla Brands Nordic reported first-quarter operating revenues of NOK 1,859 million (NOK 1,990 million)[1]. Underlying[2] growth in sales was around 3 %. EBITA totalled NOK 327 million (NOK 309 million)[1], which is about the same level as last year when account is taken of the provision for costs totalling NOK 20 million related to Topp in the first quarter of 2007. Lilleborg Professional, Textiles and Biscuits achieved profit growth in the quarter, primarily due to strong sales growth. Lilleborg, which is a key company in the business unit, posted slightly lower profit than in 2007, and faced tougher competition in the dishwashing and laundry detergent categories. These categories are of key importance to the business, and future profit growth must be expected to be affected by this trend. Higher raw material and labour costs pose a challenge for Orkla Brands Nordic as well, and further price increases are expected ahead. Lilleborg's market shares have declined slightly, while the market shares of other businesses are unchanged or have risen slightly.

Orkla Brands International

Orkla Brands International's operating revenues totalled NOK 526 million (NOK 484 million)[1], and underlying[2] growth was 10 %. EBITA amounted to NOK -27 million (NOK -22 million)[1]. The decline in profit is primarily ascribable to the Russian businesses' increased investment in advertising, combined with higher raw material prices and cost growth. Further price increases and cost cuts will be implemented to

EBITA* PER BUSINESS AREA*

Amounts in NOK million	1.1.–31.3. 2008	1.1.–31.3. 2007	1.1.–31.12. 2007
Orkla Group	**1,062**	1,467	5,112
Orkla Brands	**492**	468	2,218
Orkla Aluminium Solutions	**343**	350	1,187
Orkla Materials	**319**	622	1,732
Orkla Financial Investments	**(15)**	80	237
Orkla HQ/Other Business	**(77)**	(53)	(262)

* EBITA = Operating profit before amortisation, restructuring and significant impairments.

See appendix for detailed split on operating revenues and EBITA.

remedy this situation. MTR Foods in India continued to report good progress. Badam Drink, a milk-based beverage, was successfully launched in MTR Foods' home region (Bangalore and surrounding areas). The businesses in Central and Eastern Europe achieved growth in the first quarter, but structural measures and changes in the companies are still being considered.

Orkla Food Ingredients

Orkla Food Ingredients posted operating revenues of NOK 780 million (NOK 701 million)[1], and underlying[2] growth was around 5 %. EBITA amounted to NOK 32 million (NOK 29 million)[1]. Orkla Food Ingredients has succeeded in passing soaring raw material costs on to the market. Several of the businesses achieved profit growth, with KåKå in Sweden and its subsidiary KåKå Cz in the Czech Republic reporting the greatest improvement. The Danish ice cream producer Frima Vafler, which has annual sales of around NOK 40 million, was taken over with effect from 1 January 2008. The Danish company Naturli Foods was acquired as of 1 March 2008. The company markets and sells products based on vegetable raw materials and has annual sales of around NOK 25 million.

ORKLA ALUMINIUM SOLUTIONS

- The integration of Sapa's and Alcoa's extrusion operations is proceeding as planned
- Slow, but stable market in the US, signs of weaker demand on some European markets
- Demand and profit growth still good for Heat Transfer in China

Alcoa's extrusion business was consolidated as from 1 June 2007, and has a significant impact on the comparison with last year's figures.

Volume delivery in the first quarter totalled 242,800 tonnes compared with 118,000 tonnes in the first quarter of 2007. Operating revenues amounted to NOK 7,432 million, up from NOK 4,653 million in 2007. The integration of Alcoa's extrusion business accounted for a large part of this growth. EBITA ended at NOK 343 million, compared with NOK 350 million the year before. The EBITA margin was 4.6 %, down 2.9 percentage points from 2007. Negative currency translation effects on operating revenues accounted for a 7 % drop compared with the same quarter of 2007, while the currency translation effect on EBITA was negative by 5 %. Orders deferred from December to January had a positive timing effect on first-quarter EBITA, amounting to NOK 30 million. However, this was partly offset by an early Easter which reduced the number of working days compared with last year.

Sapa Profiles delivered a total volume of 206,600 tonnes, of which the former Alcoa units contributed with 128,200 tonnes. Volume from the former Sapa units ended at 78,500 tonnes, compared with 85,200 tonnes in 2007. First-quarter operating revenues for Sapa Profiles totalled NOK 5,961 million (NOK 3,205 million)[1], while EBITA was NOK 200 million, compared with NOK 222 million last year. The closure of the plants in Banbury in the UK and Noblejas in Spain, as well as the restructuring of the extrusion operations in the south-east US, are proceeding as planned.

Sapa Heat Transfer sold a total volume of 35,800 tonnes. First-quarter operating revenues for Sapa Heat Transfer & Building System amounted to NOK 1,754 million (NOK 1,778 million)[1], while EBITA was NOK 143 million (NOK 128 million)[1].

The US market remained weak, but relatively stable in the first quarter. The trend on the European market has been more varied, but all the markets are feeling the impact of a weakened building and construction industry that is sending ripple effects to other sectors. The decline in the industry was first seen in the UK and Spain and has since spread to most of the other countries in Europe. In the transport and engineering industry, however, demand has remained stable, and a few niche segments (such as the solar industry) do not appear to be affected by the general trend. The price of metal has been high for much of the quarter, but now seems to have stabilised.

On 15 February Sapa AB signed a letter of intent to buy the Chinese extrusion company, Kam Kiu. With more than 30 presses and extensive processing activities, Kam Kiu is one of China's largest extrusion manufacturers. Kam Kiu has sales of approximately NOK 1.2 billion and has 2,100 employees. The company, which is located in Guangdong Province, has a strong export position and is focusing increasingly on the Chinese market. The acquisition is expected to be concluded in the second quarter subject to a satisfactory due diligence and the approval of relevant management boards and authorities.

In January Sapa Profiles in Sweden announced that SEK 30 million will be invested in the Sapa Innovation Centre, which will offer customers and other Sapa companies the benefit of the Sapa Group's collective experience and expertise.

ORKLA MATERIALS

- Losses on Elkem power trading resulted in a substantial difference in profit for the energy business compared with last year's unusually high figure
- Weak performance by Elkem Aluminium driven by losses on metal hedges, a weaker dollar and higher raw material costs
- Construction of Elkem Solar's industrial plant is on schedule, but higher costs charged to profit than last year
- Good market conditions bring profit growth for Borregaard's chemicals business despite high raw material and energy prices and unfavourable currency movements

Orkla Materials posted first-quarter operating revenues of NOK 3,922 million (NOK 3,568 million)[1] and EBITA of NOK 319 million (NOK 622 million)[1].

Elkem

Elkem's first-quarter operating revenues totalled NOK 2,708 million (NOK 2,133 million)[1]. EBITA was NOK 217 million, down NOK 314 million compared with the same period last year. Losses on Elkem Power Trading and higher recognised costs at Elem Solar accounted for respectively NOK 183 million and NOK 50 million of the profit reduction.

EBITA for Primary Aluminium was down on last year's first quarter, mainly due to a stronger NOK against the USD and higher power costs. The average price of aluminium for three-month delivery on the London Metal Exchange (LME) in the quarter was USD 2,785 compared with USD 2,747 in the first quarter of 2007. Primary aluminium prices rose through the quarter from a level of USD 2,400 to a level of USD 3,000. A loss of NOK 61 million (NOK 108 million)[1] on metal hedges was realised in the quarter. Delivered volume from the plants totalled 78,600 tonnes. The new anode factory in Mosjøen is still on a run up and had a negative impact on profit in the quarter.

The energy business reported EBITA of NOK 104 million (NOK 244 million)[1] in the first quarter of 2008. EBITA from power production was satisfactory, but EBITA from trading was a negative NOK 54 million, which is NOK 183 million less than in the same period last year. However heavier precipitation and higher reservoir inflow than normal enabled hydropower production of 837 GWh by Elkem in Norway in the first quarter, 83 GWh higher than in the same period last year. Elkem's resource situation was stronger at quarter-end than is normal for the time of year. The system price on the Nordic market fell from 36.4 øre/kWh in January to 23.7 øre/kWh in March.

The silicon-related units reported somewhat weaker overall EBITA than in the first quarter of 2007 due to higher recognised costs at Elkem Solar and because last year's first-quarter profit included an extraordinary gain from the termination of a leasing contract at Elkem Chartering. The market for silicon and ferrosilicon metal strengthened further in the first quarter, mainly as a result of higher Chinese export taxes on metal products and the introduction of a permanent anti-dumping tax on ferrosilicon exported by a number of countries to Europe. The construction of the new industrial plant for Elkem Solar at Fiskaa in Kristiansand continued to make good progress in the quarter. Overall investment costs are expected to be as previously announced, and start-up is expected in the second half of 2008. Recognised costs for Elkem Solar in the first quarter were NOK 77 million. The calcium carbide business in Pryor in the US was sold in the quarter, providing a positive one-time effect of NOK 15 million.

An unappealable judgment was handed down in a lawsuit brought against Statkraft concerning the replacement of welded pipelines at Sauda. Elkem was awarded compensatory damages of NOK 210 million which for accounting purposes will show as a reduction in the investment in the ongoing hydropower development at Sauda.

Borregaard

Borregaard's first-quarter operating revenues amounted to NOK 1,216 million (NOK 1,145 million)[1], equivalent to an underlying[2] increase of 9 % compared with the same period of 2007. EBITA was NOK 102 million (NOK 91 million)[1]. The chemicals business reported good progress overall, while the energy business posted somewhat lower profit than in last year's first quarter.

The profit growth for the chemicals business (EBITA of NOK 77 million as against NOK 62 million last year) was primarily ascribable to improved market conditions for cellulose used in textile production with strong demand and rising prices. Cellulose production was also somewhat higher, although profit growth was slowed by increases in raw material and energy costs and unfavourable currency conditions. Profit for the lignin business was somewhat weaker. The sales volume was 10 % lower than last year as a result of increased competition and lower demand, especially from the building industry. This, together with a weaker US dollar, was partially offset by higher selling prices and a better product mix. The fine chemicals business performed weaker than in the first quarter of 2007. In the ingredients business, profit on aroma products declined, whereas the yeast business made progress. Omega 3 products were on a positive market trend.

The somewhat weaker profit recorded by the energy business (EBITA of NOK 25 million against NOK 29 million last year) is attributable to losses on financial power trading. Energy production by the company was somewhat higher than last year, and well above normal levels thanks to ample precipitation. Although market prices weakened over the quarter, they were on average higher than in the first quarter of 2007.

Borregaard decided in early April to close down the lignin business in Finland.

ORKLA ASSOCIATES

Orkla Associates primarily consists of investments in the Renewable Energy Corporation ASA (REC) (39.73 % stake), Jotun AS (42.5 % stake) and Hjemmet Mortensen AS (40 % stake). The figures below are on a 100 % basis.

REC achieved its production targets and posted income growth of 10 %. First-quarter operating revenues were NOK 1,771 million (NOK 1,616 million)[1]. EBITDA was NOK 742 million (NOK 869 million)[1]. The reduction of 15 % is ascribable to high expansion costs and currency translation effects. A sales contract on wafers to an existing customer worth NOK 2 billion was announced together with the quarterly profit figures. At the start of April REC acquired 20 % of Mainstream Energy LLC in the USA, a leading downstream participant in the industry.

GROUP BALANCE SHEET

	31.3.		31.12.
Amounts in NOK million	**2008**	2007	2007
Intangible assets	**16,468**	17,227	16,626
Property, plant and equipment	**22,656**	16,908	21,481
Financial non-current assets	**15,198**	13,535	14,999
Non-current assets	**54,322**	47,670	53,106
Inventories	**8,686**	6,775	8,533
Receivables	**12,489**	10,946	12,628
Share Portfolio etc.	**17,191**	19,448	17,559
Cash and cash equivalents	**3,784**	2,322	2,966
Current assets	**42,150**	39,491	41,686
Total assets	**96,472**	87,161	94,792
Paid-in equity	**1,990**	2,009	2,002
Earned equity	**48,825**	47,951	50,661
Minority interests	**2,638**	329	2,601
Equity	**53,453**	50,289	55,264
Provisions	**5,914**	5,614	6,142
Non-current interest-bearing liabilities	**18,336**	14,866	16,093
Current interest-bearing liabilities	**4,186**	4,446	3,188
Other current liabilities	**14,583**	11,946	14,105
Equity and liabilities	**96,472**	87,161	94,792
Equity ratio (%)	**55.4**	57.7	58.3

CHANGE IN EQUITY

	1.1.-31.3.		1.1.-31.12.
Amounts in NOK million	**2008**	2007	2007
Equity 1 January	**52,663**	47,773	47,773
Profit for the year after minorities	**635**	2,804	8,399
Dividends	**0**	0	(2,061)
Buy back of own shares	**(662)**	12	(566)
Change in fair value shares	**(1,078)**	(375)	(2,646)
Change in fair value hedging instruments	**(470)**	11	(14)
Options costs	**6**	6	25
Gains on deemed disposals	**-**	-	938
Equity adjustments REC[1] and changes in accounting policies	**-**	-	1,610
Translations effects	**(279)**	(271)	(795)
Equity at end of period	**50,815**	49,960	52,663

[1] The adjustment in equity is largely due to the fact that Orkla did not participate in a share issue in 2006 in which the share issue price was higher than the price on which Orkla based the capitalised value of its REC holding.

CASH FLOW

	1.1.-31.3.		1.1.-31.12.
Amounts in NOK million	**2008**	2007	2007
Industry division:			
Operating profit	**1,021**	1,330	3,831
Amortisation, depreciations and impairment charges	**576**	521	2,556
Changes in net working capital, etc.	**(387)**	(445)	(286)
Cash flow from operations before net replacement expenditures	**1,210**	1,406	6,101
Net replacement expenditures	**(384)**	(309)	(1,658)
Cash flow from operations	**826**	1,097	4,443
Financial items, net	**(275)**	105	(618)
Cash flow from Industry division	**551**	1,202	3,825
Cash flow from Orkla Financial Investments	**473**	358	1,352
Taxes paid	**(427)**	(493)	(1,089)
Other	**(17)**	(66)	132
Cash flow from capital transactions	**580**	1,001	4,220
Dividends paid	**(19)**	(20)	(2,114)
Net buy back own shares	**(662)**	12	(566)
Cash flow before expansion	**(101)**	993	1,540
Expansion investments, Industry division	**(740)**	(642)	(2,964)
Sold companies/share of companies	**101**	1,727	1,900
Acquired companies/share of companies	**(485)**	(6,491)	(7,513)
Net purchases/sales Share Portfolio	**(1,055)**	(460)	1,821
Net cash flow	**(2,280)**	(4,873)	(5,216)
Currency translation net interest-bearing debt	**(170)**	231	458
Change in net interest-bearing debt	**2,450**	4,642	4,758
Net interest-bearing debt	**18,628**	16,062	16,178

Continued high activity in shipbuilding and oil and gas projects, and a booming construction industry in the Middle East, enabled Jotun to maintain its progress in the first quarter of 2008. Operating revenues were up 9 % from the same period last year, accompanied by growth in operating profit. All business areas recorded sales growth and profits on a par with or better than in the same period of 2007. However, persistent high raw material prices and a weaker USD reduced margins somewhat in core areas. Jotun continues its international expansion and opened a new factory in India in March. Further, decisions were taken to build new factories in Korea and Libya.

Hjemmet Mortensen's first-quarter operating revenues came to NOK 436 million (NOK 459 million)[1], while EBITA was NOK 50 million (NOK 74 million)[1].

ORKLA FINANCIAL INVESTMENTS

Orkla Financial Investments had first-quarter profit before tax of a negative NOK 109 million (NOK 1,505 million)[1].

The Share Portfolio showed a negative return of 7.2 % compared with a negative 13.3 % for the Morgan Stanley Nordic Index and a negative 16.1 % for the Oslo Børs Benchmark Index.

The portfolio's market value was NOK 17,141 million. Net share purchases in the quarter came to NOK 1,055 million, and the largest transaction being the purchase of shares in Scandinavian Property Development. At quarter-end, the profit reserve amounted to NOK 2,732 million.

Gross realised portfolio gains came to NOK 256 million in the quarter. However, impairment charges under IFRS of just over NOK 500 million left realised portfolio gains and change in fair value of associates combined at a negative NOK 295 million (NOK 881 million)[1]. Dividends received totalled NOK 87 million (NOK 240 million)[1].

Orkla Finans' operating revenues totalled NOK 52 million (NOK 168 million)[1] and EBITA was NOK -13 million (NOK 77 million)[1] in the quarter.

Orkla Eiendom posted pre-tax profit of NOK 13 million for the quarter (NOK 2?9 million)[1].

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities totalled NOK 826 million in the first quarter. The reduction of NOK 271 million compared with the same quarter of 2007 is mainly due to lower operating profit. Working capital rose in the quarter in line with seasonal variations, but compared with last year the development was positive.

Financial items paid were a negative NOK 275 million. This compares with last year's positive net income of NOK 105 million which included a one-off gain of just under NOK 300 million.

First-quarter expansion investments totalled NOK 740 million. These largely relate to Elkem with Elkem Solar accounting for the bulk, although there were also outgoings related to completion of the hydropower development at Sauda and the FSM plant in Iceland.

Net purchases of portfolio shares totalled NOK 1,055 million in the first quarter as against net purchases of NOK 460 million in the same quarter of last year. Business acquisitions came to NOK 485 million, primarily related to an interest in a property company acquired by Orkla Eiendom. Orkla also bought treasury shares of NOK 662 million in the quarter.

After expansion and net portfolio purchases the Group had a negative net cash flow of NOK 2,280 million in the quarter. Net interest-bearing liabilities increased by NOK 2,450 million and reached NOK 18,628 million at quarter-end.

The average borrowing rate for the Group's net interest-bearing liabilities in the first quarter was 5.0 %, and the share of net interest-bearing liabilities carrying floating interest rates was 76 %. The interest-bearing liabilities are mainly in SEK, EUR, DKK, and USD.

Group balance sheet assets rose by NOK 1.7 billion, mainly as a result of expansion and acquisitions.

OTHER MATTERS

At the Annual General Meeting on 24 April 2008 a dividend of NOK 2.25 per share was declared for 2007, up from NOK 2.0 the previous year. The dividend will be disbursed on 7 May 2008 to shareholders of record as per the date of the Annual General Meeting.

The following were re-elected to the Corporate Assembly for a term of one year: Nils-Henrik Pettersson, Gunn Wærsted, Lars Winfeldt, Anne Gudefin, Olaug Svarva, Dag Mejdell and Marianne Blystad. Upon his election as deputy member to the Board of Directors, Peter Ruzicka stepped down from the Corporate Assembly and was replaced for a period of one year by Nils Selte. Benedikte Bjørn and Ann Kristin Brautaset were re-elected as deputy members to the Corporate Assembly for a period of one year.

OUTLOOK

Considerable turbulence and uncertainty affected financial markets at the start of 2008. Despite central bank interventions, this is expected to result in lower growth in the US, and probably also in Europe and Asia.

In the short term sluggish business conditions in the US will affect Orkla mainly through an expectedly weaker trend in international equity and financial markets and through increased exposure to the US market for aluminium extrusions. A further weakening in the US could potentially affect more markets and businesses in Orkla Aluminium Solutions and Orkla Materials.

A relatively stable trend is expected in the Nordic grocery market. However, further increases are expected in prices of imported goods, and this year's round of collective bargaining for the farm sector is likely to produce increases in raw material prices which will need to be compensated for by further raising selling prices. Substantial cost increases seen outside the Nordic area, above all in Russia, underline the need for a closer focus on selling price increases.

Orkla Aluminium Solutions expects a weaker market trend in the US ahead, and the gradual weakening in the European market is also expected to continue into the second quarter. The new extrusion business, Sapa AB, was formally established in June 2007 and the establishment and adaptation of a new and considerably larger organisation with its own systems and routines will entail comprehensive processes that will continue throughout both 2008 and 2009. During this period increased investments and non-recurring expenses may incur. For 2008 operating expenditure increases relating to the integration process are estimated to be NOK 40-50 million per quarter.

While markets and prices for Orkla Materials are broadly favourable early in 2008, the picture is dampened by unfavourable currency movements, particularly the weakening USD, and higher prices of inputs. Since, for historical reasons, Elkem Aluminium has sold significant parts of its volume over the next three years on forward contacts, it is set to realise prices significantly lower than the current LME price. A rising cost curve and a weak USD will therefore squeeze Elkem Aluminium's margin in the short term. Elkem's and Borregaard's energy businesses on the other hand are relatively unaffected by the increased uncertainty on the global markets.

The Group's total exposure to the USD and EUR at the end of the first quarter of 2008 is estimated at USD 500 million and EUR 200 million respectively.

While increased credit margins due to volatile financial markets could bring some increase in borrowing rates, the rate reductions by the US Federal Reserve pull in the opposite direction. In the short term average borrowing rates can reasonably be assumed to remain more or less unchanged.

Oslo, 5 May 2008
The Board of Directors of Orkla ASA

APPENDIX: OPERATING REVENUES AND OPERATING PROFIT* PER BUSINESS AREA AND SEGMENT

OPERATING REVENUES

Amounts in NOK million	1.1.-31.3. 2008	1.1.-31.3. 2007	1.1.-31.12. 2007
Orkla Group	**16,944**	13,888	63,867
Orkla Brands	**5,361**	5,285	22,253
Orkla Foods Nordic	**2,293**	2,207	9,548
Orkla Brands Nordic	**1,859**	1,990	7,666
Orkla Brands International	**526**	484	2,262
Orkla Food Ingredients	**780**	701	3,200
Eliminations Orkla Brands	**(97)**	(97)	(423)
Orkla Aluminium Solutions	**7,432**	4,653	25,335
Sapa Profiles	**5,961**	3,205	19,305
Sapa Heat Transfer & Building System	**1,754**	1,778	7,060
Eliminations Orkla Aluminium Solutions	**(283)**	(330)	(1,030)
Orkla Materials	**3,922**	3,568	14,891
Elkem	**2,708**	2,433	10,293
Elkem Energy	**442**	320	1,370
Elkem Primary Aluminium	**643**	704	2,657
Elkem Silicon-related	**1,866**	1,551	7,009
Eliminations Elkem	**(243)**	(142)	(743)
Borregaard	**1,216**	1,145	4,637
Borregaard Energy	**62**	47	177
Borregaard Chemicals	**1,207**	1,142	4,628
Eliminations Borregaard	**(53)**	(44)	(168)
Eliminations Orkla Materials	**(2)**	(10)	(39)
Orkla Financial Investments	**288**	243	933
Orkla HQ/Other Business/Eliminations	**(59)**	139	455

OPERATING PROFIT*

Amounts in NOK million	1.1.-31.3. 2008	1.1.-31.3. 2007	1.1.-31.12. 2007
Orkla Group	1,062	1,467	5,112
Orkla Brands	**492**	468	2,218
Orkla Foods Nordic	**160**	152	893
Orkla Brands Nordic	**327**	309	1,218
Orkla Brands International	**(27)**	(22)	(71)
Orkla Food Ingredients	**32**	29	178
Orkla Aluminium Solutions	**343**	350	1,187
Sapa Profiles	**200**	222	590
Sapa Heat Transfer & Building System	**143**	128	597
Orkla Materials	**319**	622	1,732
Elkem	**217**	531	1,363
Elkem Energy	**104**	244	648
Elkem Primary Aluminium	**37**	123	312
Elkem Silicon-related	**76**	164	403
Borregaard	**102**	91	369
Borregaard Energy	**25**	29	109
Borregaard Chemicals	**77**	62	260
Orkla Financial Investments	**(15)**	80	237
Orkla HQ/Other Business	**(77)**	(53)	(262)

END

* Before amortisation, restructuring and significant impairments.